17 January 2018

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: <u>Asian Development Bank</u>

Ladies and Gentlemen:

      Enclosed herewith are two copies of a report of the Asian Development Bank (the "Bank"), dated the date hereof, filed pursuant to Rule 3 of Regulation AD, with respect to the issue by the Bank of U.S.$1,500,000,000 2.75 per cent. Global Notes due 19 January 2028 (Series No.: 958-00-1) under its Global Medium-Term Note Program.

      Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,



MARIA A. LOMOTAN
Assistant Treasurer

Enclosure